Filed by Halo TopCo, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Angie’s List, Inc.

(Commission File No. 001-35339)

Date: May 2, 2017

On May 2, 2017, IAC/InterActiveCorp (“IAC”) and Angie’s List, Inc. (“Angie’s List”) hosted a joint investor conference call in connection with the announcement that the parties had signed a definitive agreement to combine IAC’s HomeAdvisor business and Angie’s List into a newly publicly traded company to be called ANGI Homeservices Inc., subject to the terms and conditions set forth in the definitive agreement.  A transcript of the investor conference call is furnished below.

ANGIE’S LIST, INC. M&A CALL May 02, 2017

Call Participants

EXECUTIVES

Christopher S. Terrill
Chief Executive Officer of
HomeAdvisor
IAC/InterActiveCorp

Glenn H. Schiffman
Chief Financial Officer and
Executive Vice President
IAC/InterActiveCorp

Joseph Levin
Chief Executive Officer and
Director
IAC/InterActiveCorp

Thomas R. Evans
Chairman
Angie’s List, Inc.

ANALYSTS

Brian Patrick Fitzgerald
Jefferies LLC, Research Division

Daniel Salmon
BMO Capital Markets Equity
Research

Peter Stabler
Wells Fargo Securities, LLC,
Research Division

Samuel James Kemp
Piper Jaffray Companies, Research
Division

Victor B. Anthony
Aegis Capital Corporation, Research Division

Jason Stuart Helfstein
Oppenheimer & Co. Inc., Research Division

John Ryan Blackledge
Cowen and Company, LLC,
Research Division

Kunal Madhukar
SunTrust Robinson Humphrey,
Inc., Research Division

Mark Patrick Kelley
Citigroup Inc, Research Division

Paul Judd Bieber
Crédit Suisse AG, Research Division

Presentation

Operator	Good day, and welcome to the IAC’s HomeAdvisor to combine with Angie’s List conference call. At this time, I’d like to turn the conference over to Mr. Glenn Schiffman, CFO. Please go ahead.

Glenn H. Schiffman Chief Financial Officer and Executive Vice President

Thank you, operator. Good morning, everyone. Glenn Schiffman here, and thank you for joining this call on short notice. Joining me today is Joey Levin, our CEO; Chris Terrill, the CEO of HomeAdvisor; and Tom Evans, the Chairman of

Angie’s List.

Referring to this call will be the announcement, last night, regarding the combination of HomeAdvisor with Angie’s List. Shortly, we will walk through a presentation laying out the rationale and specifics around the combination. And we’ll have some time for Q&A. The presentation is currently available on the Investor Relations section of our website. If you haven’t pulled that down, do so. Now Joey, Chris and I will walk you through it in a minute.

Before we get to that, I’d like to remind you that during this call we may discuss our outlook and future performance. These forward-looking statements typically may be preceded by words such as we expect, we believe, we anticipate or similar statements. These forward-looking views are subject to risks and uncertainties, and our actual results could differ materially from the views expressed today. Some of the risks have been set forth in our periodic reports filed with SEC. We will also discuss certain non-GAAP measures which, as a reminder, include adjusted EBITDA, which we’ll refer today as EBITDA for simplicity during the call.

Finally, in conjunction with the proposed transaction, we expect to file documents with the SEC. You are urged to read these documents once filed, because they will contain important information about the proposed transaction. You can obtain free copies of the documents we filed with the SEC by contacting Investor Relations or from the SEC’s website.

Now let’s jump right into it. Joey?

Joseph Levin Chief Executive Officer and Director

Thanks, Glenn. I just want to start by thanking everybody on the HomeAdvisor team, the IAC team and the Angie’s List team, in terms of bringing this deal together. This was a lot of work, a lot of effort, a lot of tough discussions and really everything came together. And I’m enormously grateful to Tom Evans, who is here with us today, the Chairman of Angie’s List, for helping bring this deal together. And enormously grateful to everybody on our respective teams who made this happen. We’ll turn to Tom for a second, and then we’ll go into the deck.

Thomas R. Evans Chairman

Thanks, Joey. I’d like to just reiterate what you said. And on behalf of the board and management team of Angie’s List, we’re excited to be merging with HomeAdvisor IAC. We think the combined companies will be great for our customers, our service providers and our investors. And we look forward to closing and realizing the benefits of this powerful combination. So thank you.

Joseph Levin Chief Executive Officer and Director

Thanks, Tom. So let’s get right into it. I will start with Page 4. The thing we’re doing here is bringing together 2 very powerful marketplaces, very compelling marketplaces in an anonymous category. IAC has done a lot of deals like this in the past in other categories, talk about dating, talk about travels, talk about ticketing. And I look at this transaction and I think this, to me, is the most exciting one yet. Both, because of the strength and momentum in HomeAdvisor today, the size of the market that HomeAdvisor and Angie’s List combined participate in, and the power of the brand Angie’s List has built over all these years. It is a — the thing that we can do to improve this market and improve this product will simplify, will remove friction and will grow the category altogether. Both companies have made great advances in connecting consumers. And I think there’s lots of advances yet to come. We’re going to offer a greater, broader and deeper collection of home service professionals to this group of customers. And today, we think it’s only about 10% or 15% overlap between the service professionals of the 2 respective platforms, and hugely incremental audience in terms of consumers.

The strategic rationale, we’ll get into throughout the deck. But we can bring the product together in a way that we think will be enormously compelling for both the consumers and the service professionals. And we’re also expecting, I think, creating real value here through synergies across the 2 platforms.

Let me go to Page 5. The areas where IT has generally got excited about — gotten excited about opportunities is where we see a huge category and this is a $400 billion category. And we have big online migration potential and transformation potential. When we look at home services, it certainly checks both of those boxes. The combined market share of these 2 businesses is still only in the single digits. And the online migration, as you can see from the chart, is enormous. And what those things do when we put them together, is allow for that faster innovation and to expand that market and to grow the collective pie in addition to, we believe, our piece of that pie.

If you go to Page 6, this is kind of, to me, the most exciting slide and the most compelling story for the future here. When you think about growth for the combined company, we really benefit from 3 large tailwinds. One, of course, the size of the total addressable market, as I mentioned, I think both our ability to take share in that market is big, but also the ability to expand that market. I imagine that everybody who’s on this call today has 8 jobs in their home and the — off the top of their head, they’re not doing right now. And part of the reason they’re not doing it is not because of funding those projects, but part of the reason you’re not doing it is because you — it takes time and energy and friction to get those jobs done. What this — what HomeAdvisor does today, and I think this combined platform will do even better in the future and take that friction out and make getting jobs done easier. We’re getting closer and closer to on-demand services here. And I think this is the only marketplace that can deliver that on-demand type of service.

There’s also significant — the other tailwind is take rate. I think there is — as we deliver better ROI for service professionals, and we’ve been consistently [indiscernible] delivering better ROI for service professionals, we can start to get a greater share of the wallet over time. Service professionals we think historically, have spent closer to 10%, 15%, 20% of their budgets on marketing platforms, but Digital had meaningfully lagged. And we think this combination can start to deliver more value to the service professionals as it delivers that greater ROI. And that online migration has finally started to accelerate. You have seen here in the HomeAdvisory numbers over the last 7 or 8 quarters with greater than 35% growth. And I think you’ll see that for the foreseeable future.

So with that, let me turn it over to Chris. And he’ll talk about HomeAdvisor, Angie’s List and the combination in some more detail.

Christopher S. Terrill Chief Executive Officer of HomeAdvisor

Thanks, Joey. I appreciate it. I will say, on behalf of HomeAdvisor, it was a tremendously exciting time. Rarely, you get an opportunity to bring together the top 2 brands and businesses in such a powerful combination. I think the future is exciting in Home Services, and we’re just thrilled to where we think this can go.

Looking at both brands starting with the HomeAdvisor business, I think the most important thing to note is the scale we have achieved over the last several years. And if you think about scale and why that’s important in this business, it allows you to do a lot of things that others can’t do from a competitive perspective. If you think about what we’ve done on the homeowners’ side, you’ve now got a platform driving $12 billion of project value. So you’ve got lots of homeowners submitting service requests for high-quality jobs seeking help.

And then on the other side of the equation, we have the largest screened and approved network of service providers fulfilling those jobs, all on a nationwide basis. So we’ve got complete coverage for EMSA, then that just demonstrates that this is a very healthy, very powerful two-sided marketplace. And what that has translated to is our ability to create some of the most innovative and unique products in the space. Whether it’s Instant Connect, Instant Book and other products we’re working on, you can only do those things at scale. I think this also has been important because our scale allows us to make this merger very, very powerful to be able to absorb excess demand that’s coming in on the Angie’s List side to be able to transfer a lot of very difficult R&D into the Angie’s List ecosystem. And I think that, that scale that we have is a critical part of why this is — it’s such an exciting opportunity. Joey mentioned that we’ve had 7 quarters of 35% growth. But I think if you just look at the bottom left, you can see just how powerful our growth has been from a revenue perspective. And even though we’ve invested heavily in sales and marketing and product investment, you’re still seeing EBITDA flow-through and we believe the future of this business is a very high margin business over time. So I think what you’re getting on the HomeAdvisor side is a very, very powerful business at scale.

On Page 8, you can just look at a handful of the metrics we look at, and these are all sort of based on growth. But if you just look at sort of what is the marketplace doing and what does the health of the marketplace look like from a gross market value perspective, you can see that we’ve had tremendous growth in just the last 2-plus years. And I think again that demonstrates that what we’ve got is a two-sided marketplace that is growing and is very healthy. If you kind of build down and look at what’s happening on the service provider’s side, you can see that it’s — Joey mentioned, we saw relatively low take rate that’s because as service providers win more and more jobs, they’re driving more and more value from the platform that allows them to spend more on our platform.

And if you look to the right, you can see that, that correlates with stronger and stronger retention. So you’ve got a healthy side of the marketplace with service providers. We’re getting tremendous value from the platform. If you look down at the next 2 components, it’s really capturing the consumer side of the marketplace, and you can see that repeat use is continuing to go up. Joey mentioned that we all have jobs that are sitting out there, that we’d like to get done. And as we removed the friction and make it easier for people to get the things done if they need to get done, you can see that repeat use goes up, and that’s very powerful lever within our model. And then on the right-hand side, you can see that we’re reaching older homeowners, younger homeowners. We’re reaching everyone on multiple platforms. And you can see that our mobile service request continue to grow very, very rapidly as we make it easier and easier for someone to get the job done if they need help with.

Joseph Levin Chief Executive Officer and Director

And this — on this page, we look at all these metrics going up into the right, a big driver of all that is liquidity. I mean, liquidity in the marketplace of the HomeAdvisor standalone platform. So when we think about this transaction, we think about adding Angie’s List in there, that’s just more liquidity on both the service provider side and the consumer side.

Thomas R. Evans Chairman

Page 9, I think it’s unquestionable that the Angie’s team has done an unbelievable job of building the #1 brand in this space. It’s a brand with a loyal base of members who rely on their product for the help they need, a solid base of high-quality service professionals and certainly a huge repository of reviews. And that’s critical to be successful in this space. I think even if you look at some of — potentially the revenue challenges created by the transition of their business model saw a very, very healthy business from a revenue perspective. And you can see a solid EBITDA contribution. And I think that we’re most excited to be able to take this amazing core assets and pull it over the technologies such as Instant Connect and Instant Book to be able to help the Angie business monetize more effectively all the amazing track that’s coming through. And so I think you have a really nice one-two punch of top business, top brand. And in my estimation, it’s not one plus one equals two, its one plus one equals 3, 4, 5. We’ll see.

So if we turn to the next, Page 10, it just illustrates what the combination of these 2 brands are really translating to. As I mentioned, HomeAdvisor has the largest SP network. We have, by far, the leading technology in the space. Technology that’s very, very difficult to build, very time-consuming, and you need real scale to build it. We’ve the largest sales force and a powerful monetization engine, you now couple that with the biggest brand, highest aided and unaided awareness, amazing recurring organic traffic, and you have a very, very powerful combination. And I think we are uniquely positioned to be able to unlock the power within Angie’s List that I don’t think anyone else really could because of our unique model.

The next page, Page 11. Well, it’s just an illustration. I think it shows how quickly and efficiently we can integrate within the native Angie’s List experience to begin to allow people to have multiple ways to get the help they need. So you can see at the top of the page, it says, get quotes from up to three pros. We know that some people want to use our directory to get help. We have people use it on our side. Although we know that some people want to just get instant help. They don’t want necessarily take the time to look through, so now we provide options for those homeowners to get the help they need. You can also see as you look further down, on sort of the marked-up profiles that we’ve been starting to book online. But — and I think that’s incredibly powerful for service providers who are on the Angie’s List platform to be able to have multiple ways to engage with homeowners. So I think this just demonstrates that we can easily and effectively integrate out of the gate. And it provides real value to the Angie’s List homeowners and the Angie’s List servicer provides, and it gives Angie’s List a real edge moving forward.

I think finally, as Joey said, if you look at Page 12, the story here is really liquidity. And if you look at what the combination does in terms of total paying service providers, you now have unquestionably the largest, most powerful service provider network. And then on the other side, you have increasing service requests. And what’s important to have a healthy marketplace in this space you need tremendous liquidity on both sides. And that creates what you see on the right, sort of this virtuous cycle. So we were able to have some of the highest quality service requests coming to our ecosystems, both through HomeAdvisor and Angie’s List. Those higher quality service requests are the highest caliber of jobs being submitted, which means service providers have a higher win rate, get more jobs completed. That drives a higher service provider ROI. That means we’re able to go and bring in the highest quality service providers and have them stay within the network. That means that homeowners are satisfied because they have a high-quality experience to get their jobs done, which drives repeat usage. And then it all comes back around to our ability to market efficiently and just drive this tremendous ecosystem further. And as Joey noted, we have such low penetration rates right now, and we’re just starting out with the migration from off-line to online. We think by virtue of having this liquidity and having this virtuous cycle, it’s a powerful thing, it’s difficult to build and no one can match us.

Joseph Levin Chief Executive Officer and Director

And this proverbial virtuous cycle on the right side of the page here, that’s not aspirational for us. That’s what we’re seeing today, on HomeAdvisor, with just HomeAdvisor’s scale and liquidity. So again, Angie’s List is adding to that.

Glenn H. Schiffman Chief Financial Officer and Executive Vice President

Turning to Page 13, let me triangulate the strategic rationale into financials. And the assumptions here are one of deep diligence by our respective teams. We are looking at the synergies in 3 buckets.

First, $50 million to $75 million, a very specific line item by line item identified cost savings. And this is net of estimated revenue foregone from the Angie’s List core business. And remember, these expense savings could take the form of reduced expenses at HomeAdvisor, given its aggressive growth plan and its aggressive hiring plan. We believe we’ll implement these synergies immediately and fully realize them within 12 months.

The second bucket you saw Chris and Joey talk about that. That’s what Page 11 is all about. We expect $50 million to $100 million of synergies from this bucket. And that — if we’re using the Angie traffic and relationships across our network and our products. That will generate a significant number of service requests, which will obviously show up as more revenue and potentially reduced costs. We’re also going to implement these immediately. And we expect to achieve these synergies in 12 to 18 months.

And then the third bucket, frankly, this could be the most exciting over time. And that’s providing multiple solutions to the marketplace and enjoying the benefits of scale to continue to drive the fly wheel. As Joey said and as Page 12 depicts, we’re seeing the benefits of that scale now in our business. So we’re really excited about the benefits of additional scale to get the fly wheel moving faster.

So in summary, we’re looking at $100 million to $250 million of annualized synergies, high confidence, straightforward. At the low end of the range, we expect to hit again within the next 12 months and the rest over time.

Adding this all up, turning to Page 14. Simply put, there’s 3 powerful things going on in this transaction that will benefit all shareholders.

One, we’re marking to market our view of HomeAdvisor’s near, intermediate and long-term potential in terms of financial performance and more specifically sharing the strengths of the business with the market.

Two, we’ll be realizing the synergies, we just spoke about, both on the expense and the revenue side, again logical, predictable and straightforward. The combination of one and two plus the upside in terms of category penetration, take rate and innovation that the combined company will generate will create pull-through financial performance in terms of growth, EBITDA margin that will be without peer at this scale. We’re targeting 20% to 25% revenue compounded annual growth rate over the next 5 years and EBITDA margins ramping to 35%, and this is off of a combined 2016. The metrics in the corresponding EBITDA growth over the next 5 years will put this company in an elite category, given its raw earnings power and of course, its competitive mode.

And then third, importantly, we’ll be unlocking this value for both the Angie and the IAC shareholders embedded in HomeAdvisor through its effective IPO, allowing investors to put a pure-play valuation on this attractive business. And obviously this starts now.

Coming back to our specific guidance for 2018, we’re looking at $270 million in EBITDA. This excludes transaction-related onetime cost of up to $100 million. At best guess, we think half of those are in ‘17, half of those in ‘18. This also includes a deferred revenue write-off that could be as high as $50 million. Again, half of that could be in ‘17, half of that could be in ‘18. We will update our guidance here at closing, but this guidance was based on an October 1 close of the transaction. Obviously, if the close moves to November 1 or beyond, which we don’t expect it to do, financial performance maybe a tad lower...

Christopher S. Terrill Chief Executive Officer of HomeAdvisor

And by the way, one of the things obviously, that is, when Glenn talks about things we realized immediately or start to focus on immediately. All of that only begins post-closing whenever closing happens in Q4.

Glenn H. Schiffman Chief Financial Officer and Executive Vice President

In terms of 2017, to Joey’s point, that will not be representative of the power of the combination. Obviously, the 2007 actual results will include the HomeAdvisor. Financial performance will include a quarter or 2 months of the Angie’s List performers. We’ll be burdened by the onetime charges and deferred revenue write-off of which I spoke. And we will generate — we will be able, in ‘17, given we’re going to close this towards the end of the year to only realize minimal synergies, which is why we’ve talked about the $270 million for 2018.

Moving to Page 15. There’s a lot of details on this page, and a lot of details in the press release. I’ll try to summarize it quickly. The combined company, the ownership splits will be split 87% to 90% for IAC, 10% to 13% for Angie’s List securities holders, and that depends on the cash election that we’ll talk about in a second. We think the performing company will have about 492 million shares outstanding, the flows will depend and the shares outstanding will depend on a fully diluted Angie’s List share of that closing using the treasury stock method.

On Page 18 in the explanatory notes, we depict the range of outcomes if the cash election — I think they’ll elect to receive cash in the transaction. And Angie’s List shareholders will have that opportunity. They can either change 1 share of Angie’s List for 1 Class A common share of ANGI Homeservices, on a one vote per share; or they can exchange that share for $8.50 per share in cash, subject to an overall cap of $130 million. That $130 million will be coming from IAC. So people who want liquidity and want to avail themselves of this cash election were happy to own more of the company. We’ll receive Class B common shares with 10 votes per share. And the capital structure of this company, on a go-forward basis, there’s $60 million of debt on the company now. At closing, we’ll refinance our bad debt. And $60 million of debt will remain. And we expect the company to have debt closing between $10 million and $20 million of cash.

We expect the Angie’s List shareholder vote to occur in Q3 and close in early Q4.

In summary, we talked a lot about the power of the combination. But simply put is, the earnings profile on this business will be significantly improved and this will accelerate and extend the HomeAdvisor growth trajectory through the scale of its business and through the realization of these synergies. Joey?

Joseph Levin Chief Executive Officer and Director

On Page 16, obviously, the lead story here and the big story here is what we create with the combination of HomeAdvisor and Angie’s List and our excitements around that. But there also is the picture of IAC going forward. And we’re pretty excited about what that looks like. We’ll have a very substantial ownership stake in two #1 players in two very big categories that has still lots of opportunity ahead of them in terms of both Home Services and dating. And we love to grow potential in the rest of the portfolio. And as we always have, we’re going to have a large cash balance to deploy to bring any more assets over time. So thank you all for listening, and we — we’ll open it up for questions.

Question and Answer

Operator	[Operator Instructions] We’ll take our first question from John Blackledge.

John Ryan Blackledge Cowen and Company, LLC, Research Division

Couple of questions.  On the cost synergies, we estimate nearly $300 million in ‘17 OpEx for Angie’s and about $600 million for HomeAdvisor.  Can you discuss kind of where the bulk of the cost savings come from? And perhaps, if there’s upside to the expected $50 million to $75 million in net cost synergies? And second would be the — for the combined entity, will that accelerate the on-demand product offering? And can you talk about percentage of requests that are now on demand and how that maybe can evolve to over time? And then just lastly, for Joey or Chris, is HomeAdvisor on the cost flow seeing upside to the 3% to 4% take rate? And where can that take rate trend over time?

Joseph Levin Chief Executive Officer and Director

I’ll try and start it with all of them and then Glenn and Chris or Tom can add in.  On the savings, we’re not going to detail or explain all the savings, where they go.  I think the important story here, John, is that this is a growth story overall.  The combined business is going to grow, we believe, incredibly for the foreseeable future.  And when we look a few years out, I think in aggregate we’re going to have more people across these two businesses.  But near term, there are opportunities for overlap, there are opportunities for savings.  And we’re trying to access those opportunities just to bring efficiency into the operations.  On the on-demand, in terms of where that is, here we talked about Instant Connect and Instant Book, which are versions of on-demand.  They’re kind of Phase I of on-demand I would say.  And those are at the levels we’ve disposed historically.  I think I want to say a little over 10% somewhere in that neighborhood.  And we are — we have just barely begun to experiment with the next phase of what on-demand means.  I don’t know, we’ve said this probably yet.  But I believe — well, Chris, you can talk about the garage door, we just — the first garage door we would just stay it on-demand.

Christopher S. Terrill Chief Executive Officer of HomeAdvisor

Sure.  So we’ve got a new product we’re working on that basically allows someone to near instantly get help.  Our first request under this new product was someone who had a garage door fail, their car was stuck at 8:20 a.m., service requested by 9:00 a.m.  There was a service provider that showed up to take care of it.  We think that is a tremendously valuable product for homeowners and service providers.  The fact that we have such liquidity, and we’ll have increased liquidity now partly with Angie’s List that we’ll be able to do more of those things with the light customers and drive real value for service providers.  So that is the next iteration of our work in terms of our on-demand platform.  I do think in general, now having Angie’s List in the family, we’ll be able to extend what we’re doing in terms of the Instant Connect, Instant Booking in these new same-day service products that we’ll be able to extend those onto the Angie’s List platform.  And that is — that’s incredibly important to be able to get more and more people to use of this, and we know that satisfaction is extremely high when people use this sort of on-demand Uber-like experience.  So we’re excited.

Joseph Levin Chief Executive Officer and Director

And now John, having said all that, I temper the expectations on the timing of that.  And I think it’s a very hard product to roll out for a lot of reasons at scale.  And we’re going to be very cautious about that.  We’re going to be very slow about that.  And we’re going to make sure we will get it right.  It requires handling with service professionals, it requires a lot of technology in the backend to make sure all that is a good experience, and we’re not going to want to compromise on the consumer experience.  So we’re going to take our time on that.

Thomas R. Evans Chairman

John, the only thing I’ll add on the expense side is, look, for those of you who cover Angie’s, you know they are expense based.  We’ve obviously done a lot of work on that.  And in that expense base, [indiscernible] there’s a lot of onetime costs in their historical expense base that won’t continue.  And that should enable us to achieve these numbers and still hit our growth targets on a go-forward basis, a decision we will always make.

Glenn H. Schiffman Chief Financial Officer and Executive Vice President

And John, you asked about take rate opportunity.  And I think we have one the best high-class problems of any marketplace, where we continue to improve the service provider win rate.  And as we do that, our take rate goes down.  So it gives us tremendous long-term pricing power plus we don’t have just a blunt object for pricing.  We price by task and by geographies so that we have a fair and balanced pricing throughout the country.  So that service request for plumbing repair in Beverly Hills is different than in Des Moines.  So we continue to look at that. We continue to optimize against that.  But traditionally, we’re so far below what service providers have spent using traditional means that we think that this is both a competitive near-term advantage and a long-term point of leverage as we sort of improve the win rate and can bring our pricing in line with that.

Operator	And we’ll take our next question from Jason Helfstein.

Jason Stuart Helfstein Oppenheimer & Co. Inc., Research Division

Two questions.  The first relates to, I guess, Angie’s between now and when the deal closes.  I mean obviously, what do you have in place to incentivize the management that just continue to preserve the value for you while you’re waiting for the close? And then secondly, the way that contracts are set up, just talk about how you transition vendors who signed up for a subscription model which is the legacy Angie model to your lead model? And how that works, is it extensive phone calls by your call center? [indiscernible] them just take us through that process.

Thomas R. Evans Chairman

This is Tom Evans.  So on the Angie side, we’ve been working with the HomeAdvisor team in putting together a retention plan, retention bonuses that will be in place.  And we’ll keep the team focused during the interim.

Christopher S. Terrill Chief Executive Officer of HomeAdvisor

Yes, I think, Jason, your question on transitioning vendors, the beauty of this opportunity is there is no immediate pressing need to move people on the Angie’s List platform over to HomeAdvisor vice versa.  The opportunity is to have more traffic go through it and take advantage of the existing Angie’s products.  And then to add new products that will help other homeowners who are coming through and not currently being monetized to be monetized.  I think our long-term view is, over time, there will be a number of service providers who do want sort of dual exposure and want combined products on both platforms.  We have a plan to put those things together.  I think already we know that we have some service providers that are using both, but there is absolutely no rush to try to migrate either.  I think you let both ecosystems continue to thrive.  There is value for service providers on both platforms.  And our goal is to just further enhance that, so someone who already is using both the platforms can see even additional value over time.

Operator	And we’ll take our next question from Brian Fitzgerald.

Brian Patrick Fitzgerald Jefferies LLC, Research Division

Wondering if the international growth ambitions still remain on track? HomeAdvisor has been active in international expansion as of late.  And then maybe a quick second one, follow-up to a point you just made.  There is some overlap between service providers.

Any color on differentiation with respect to your verticals or geographies between the 2 companies?

Joseph Levin Chief Executive Officer and Director

Sure.  On International absolutely still have ambitions there, very big ambitions there.  We’ve — you’ve seen the M&A we have now.  I think #1 in France, Netherlands, Germany, Canada.  We have — there’s a few more players in — what’s that?

Glenn H. Schiffman Chief Financial Officer and Executive Vice President	Italy.

Joseph Levin Chief Executive Officer and Director

Yes, Italy, we’ve launched organically.  And in U.K. we did an acquisition there.  So that’s very much I think part of our future.  I think that’s earlier, I mean as a fact that’s much earlier in its life.  So I think it will take time for us to get the technology right there, the product right, get the service professionals engaging in a way that gets the whole fly wheel going.  But we’re staking our ground there internationally.  I think we’ve got big ambitions for the future.

Christopher S. Terrill Chief Executive Officer of HomeAdvisor

I think you would ask, Brian, the overlap, we’re looking at about a 10% to 15% overlap in terms of the service provider populations.  But in terms of how those map out relative to 2 different businesses, I think the Angie’s List business tends to look very similar to the HomeAdvisor business in terms of coverage.  It looks basically like a cellphone map in terms of coverage because it’s difficult to help anyone if they live out in the middle of nowhere.  So we basically have similar-looking homeowner profiles, similar-looking service provider profiles those are in sort of the normal bell curve in terms of [indiscernible] and then the normal bell curve in terms of tasks that our service providers provide.  So I think it’s actually a very good match between the two.  And I don’t think there is — we’re not stronger in plumbers and they’re stronger in roofers.  We’re not seeing that as the opportunity.  I think what you’re saying is 2 strong brands with high-quality homeowners, high-quality service providers that mesh quite nicely together.

Operator	And we’ll take our next question from Mark Kelley.

Mark Patrick Kelley Citigroup Inc, Research Division

And first, can you just repeat the commentary made on the capital structure, it broke up a bit on my end.  Capital structure not for core IAC but on the new core going forward.  And then second, can you just walk-through any tax implications given the way that the transaction is structured, either at IAC or for the new company?

Joseph Levin Chief Executive Officer and Director

Yes, sure.  Capital structure, it would be $130 million, which will fund the cash election will come off of IAC’s balance sheet, not off of ANGI HomeServices, the public company’s balance sheet.  They —Angie’s currently have $60 million of debt that will remain at that level and be refinanced at closing.  That company will also — we estimate at closing between $10 million and $20 million of cash.  In terms of the tax consequences, the company will be part of our tax consolidated group.  In terms of the merger consideration, obviously, cash — people who elect cash that will be taxable; people who elect stock that will be tax-free to those shareholders.  Does that answer the tax piece?

Operator	And we’ll take our next question from Dan Salmon.

Daniel Salmon BMO Capital Markets Equity Research

Maybe just for a moment, Chris and Joey, step back from the deal in front of us here.  One of the themes that’s been emphasized I think pretty consistently here is scale.  That HomeAdvisor itself had built a lot of scale in the work over the past few years.  The scale that Angie’s List brings you in some of the international acquisitions that have been going on that you just discussed a moment ago.  My question is a bit of a big picture.  One is the 2 companies have stayed fairly tightly focused on Home Services up until now.  I know you’ve been asked in the past that ambitions are sort of beyond that.  There are some competitors in the space that are moving into wider, sort of local services.  Do you see that if you look out a year, 2 years from now, when — we’ve said in the past this as a new platform to pursue that type of wider opportunity? Or do we stay focused on home services?

Christopher S. Terrill Chief Executive Officer of HomeAdvisor

Yes, I think obviously that’s a logical question to ask.  I think our — lot of our success has been because we actually stopped focusing on a lot of categories that didn’t make sense and became the premier brand — and brand in home services.  I think certainly, there are interesting opportunities to potentially look at other things you could do for someone in their home.  I don’t think we want to stray too far away from that brand value proposition, because we’ve been a powerful tool for homeowners needing help within their home.  I think that’s what we’re going to continue to focus on.  But there are some interesting areas that we can look at.  I just — I think we want to make sure it’s not a distraction, it’s very easy to get in there but with a bunch of things that make it difficult for your sales force to sell effectively that distract you from where the real opportunity is.  And you can look at others who will say that they’re in a lot of categories, a lot of — and even outside the home.  But when you really look at what’s driving their business, it’s home services.  And — so I think we just want to be very cognizant of where the opportunity is, and to make sure if we do, do anything, it’s strategic, it’s smart and fulfills our brand-value proposition.

Joseph Levin Chief Executive Officer and Director	Dan, the market here is extremely large at $400 billion. So just getting appropriate market share and take rate against that gives us a lot of blue ocean for a long period of time.

Operator	And we’ll take our next question from Paul Bieber.

Paul Judd Bieber Crédit Suisse AG, Research Division	You may have addressed this from a high level. But I was hoping you could elaborate on how the deal accelerates the goal of becoming a more transactional marketplace?

Christopher S. Terrill Chief Executive Officer of HomeAdvisor

Well, look, it’s products like Instant Connect and Instant Book, on-demand, all those things require liquidity in a marketplace.  In other words, you — in order to connect with somebody quickly, we need to make sure that we have a service professional across that geography, across that category.  More scale on the service professionals’ side make that more and more likely.  So — and more and more likely to happen quicker, with — it’s making up numbers, but if you have 5 people capable of doing plumbing jobs in the zip code, 10014, you may or may not be able to fulfill a job within 5 minutes in 10014.  If you have 10 people, you’re 10 professionals, you’re more likely.  And if you have 15 professionals, you’re even more likely.  So as the more liquidity you have, the better you can respond to consumers.  Does that answer your question, Paul?

Joseph Levin Chief Executive Officer and Director

The other thing by the way worth mentioning is when you think about it.  Just on HomeAdvisor’s platform, right here in 2016, in our existing service professionals and their existing agreements with HomeAdvisor, we have close to $200 million of unused cap, meaning spend that service providers were willing to make with HomeAdvisor if we could send them that demand.  And what this platform — what this combination does is make it, I think, significantly more likely that we can deliver that volume to those service professionals.

Christopher S. Terrill Chief Executive Officer of HomeAdvisor

I think, Paul, transactional in this space is a unique word, but it’s not let’s put something in a car and pays for with their credit card.  It is how quickly to Joey’s point, do we get a service provider and a homeowner together? We know that any additional friction or delay, which is the challenge of many models out there, means less likelihood of the job getting done, means less likelihood of the service provider making money and less likely that of a homeowner being happy.  So everything we’re doing to accelerate corporate transactional occurrence is to do all the things that we’ve talk about Instant Connect, Instant Book, same-day service and our matching algorithm, which is very complex and sophisticated, to make sure quickly we bring together the right service provider with the right homeowner so that both sides are happy.  That’s a positive transaction.  And we’re continuing to narrow that gap so that more jobs get done.

Thomas R. Evans Chairman

And I think that Joey has raised a very powerful point that I just wanted to amplify.  That $200 million of unused cap, that’s all about that bucket 2 synergy, right? Those SRs will be coming through the platform and will need the hungry opportunity that our SPs want.  And we also don’t capture 100% of our SP’s advertising and lead generation budget.  And we look forward to having more tools and products to be able to earn the right for more of their budget.

Joseph Levin Chief Executive Officer and Director

I think one of the most surprising things from the Angie’s List side when we got together with the team was the amount of traffic on both sides that was a big [indiscernible].  And certainly, we have looked at the combination and you could monetize both sides of that traffic more effectively.  You’ve got happier customers and you’ve got happier service providers, service pros.  So it’s like, one of the things was — is super compelling part of the — that proposition combining the companies.

Operator	And we’ll take our next question from Peter Stabler.

Peter Stabler Wells Fargo Securities, LLC, Research Division

I wanted to revisit a prior question.  Angie’s is currently involved in health services, automotive, animal care, et cetera.  I think they’re pretty small part of the business although it’s not disclosed.  Just wondering if you can comment on whether you’re going to keep the — those ancillary verticals intact, at least until the deal closes.  And then any view on asset deal closes.

Joseph Levin Chief Executive Officer and Director

Sure.  Most of exploration was — were in the synergy in terms of home services.  I don’t know the exact percentage, I think those are relatively small.  We’ll take a look at those as it makes sense.  I think long-term the value proposition for the combined entity is being the best in home services and that could extend to other things that would happen under someone’s roof.  But I think we’ll just have to take a look at that over time.  But it wasn’t the driving force and logic behind why this was such a powerful combination.

Operator	And we’ll take our next question from Sam Kemp.

Samuel James Kemp Piper Jaffray Companies, Research Division

Quickly, you’ve talked a lot about marketing more behind HomeAdvisor this year.  And I’m just wondering, given this acquisition, does this change anything with your marketing strategy? And then can you talk about any crossover or overlap of consumer users on the Angie’s List and HomeAdvisor platform? Any change or any differences in demographics?

Christopher S. Terrill Chief Executive Officer of HomeAdvisor

Sure.  I think near term, there’s no major change in what we’re doing on the HomeAdvisor side.  And I think certainly there is opportunity, once you introduce our powerful modernization engine into the Angie’s ecosystem, there’s a chance to even accelerate and spend against that driving in, high-quality homeowners are aware of that brand.  In terms of — you got consumer traffic overlap?

Samuel James Kemp Piper Jaffray Companies, Research Division	Correct, yes.

Christopher S. Terrill Chief Executive Officer of HomeAdvisor

Yes.  Where we estimate it’s around 5% to 10%.  I think what’s interesting here is, much like my days in match.com, much like what IAC has done with Expedia, this is a multi-brand opportunity.  This is a chance for us to bring homeowners into 2 great brands, 2 great experiences, leverage the best of both platforms and make sure that our homeowner can get the help they need, the way they need it from the as — service provider they want, and the service providers have the tools to drive the best ROI for their business.  So — and that’s the real opportunity is to help build these brands really flourish over time and then have a powerful multi-brand strategy.

Operator	We’ll take our next question from Kunal Madhukar.

Kunal Madhukar SunTrust Robinson Humphrey, Inc., Research Division

Two, if I may.  One is from the capital structure perspective.  How much cash would ANGI HomeServices have at the outset? So you talked about the $10 million that Angie’s List will have, how much will be coming in from the IAC/HomeAdvisor side? And second is, in order to better monitor the timeline closing which is early 4Q, what are the next steps that we should be aware of in terms of like filing, in terms of anything else that would be made public, that will help us monitor if the timeline is coming along fine?

Christopher S. Terrill Chief Executive Officer of HomeAdvisor

Yes, in terms of capital structure, we have [indiscernible] Angie’s at closing, we’ll have $10 million to $20 million.  I think we’ll not put any cash into the transact — into the company.  Our $130 million will be going to the shareholders of Angie, if they elect to receive that cash.  So on a go-forward basis, Angie’s List will have the $60 million of debt which we will refinance at closing.  And then it will have a — the cash that they have at closing.  And HomeAdvisor will be contributed on a cash-free, debt-free basis into the company.  And I see, well, we’ll be refinancing the $60 million of debt by virtue of a revolver that we will provide the company.  And that revolver will, if needed, allow the company to borrow more money over time to fund its operations.  But given the $270 million, obviously, of target pro forma EBITDA, the company will be very powerful cash generator.  In terms of closing, we — and the steps there too, we look to file — we and Angie’s will file an 8-K within the next 24 hours, with a copy of the merger agreement.  We then will be jointly working on an S-4 document with the summary of the transactions and the financials.  We look to file that early July, file that with the Securities and Exchange Commission which will have their review, which we would expect would go through the summer, July and August.  So we hope towards the end of August, into September to be in a position to mail materials to the Angie’s List of shareholders.  And then 20 days post add a stockholder vote and then close thereat.  So that’s the timeline that gets you to October 1.  And if any step of that way gets slower, then there is a delay on top of that.  But we feel good about the October 1 time frame, and are working hard to achieve it.

Operator	We’ll take our last question from Victor Anthony.

Victor B. Anthony Aegis Capital Corporation, Research Division

Maybe I’ll just follow-up with the last question.  I know this is largely an offline market, but any antitrust issue that you’re foreseeing or closing? That’s one.  And second, I’ll ask non-HomeAdvisor question, only because I’ve been asked by investors.  What does home mean for your ownership interest in Match Group?

Christopher S. Terrill Chief Executive Officer of HomeAdvisor

I can take that.  So my antitrust perspective, look, I mean this is a huge market, as we’ve discussed, and we are — very small share perspectively and combined.  It is a very competitive market with lots of big players like Google and Amazon, and lots of off-line players.  So I mean, I guess I’d leave it at that.  The — you said what does that mean for the Match’s stake, the answer is nothing.  The same answer, we get those in respect to Match’s stake and which will probably have, again, for the foreseeable future with respect to HomeAdvisor’s stake, which is, when we think about these things all the time, we analyze them thoroughly.  And if we ever have anything to announce or discuss, we will announce or discuss it then.

Glenn H. Schiffman Chief Financial Officer and Executive Vice President

All right, everybody, thank you so much for joining us, especially on late notice this morning.  And many of you will have the pleasure of speaking with again on Thursday when IAC announces earnings.  So thank you.

Operator	This does conclude today’s conference. You may disconnect at any time. And have a wonderful day.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  The use of words such as “anticipates,” “estimates,” “expects,” “plans” and “believes,” among others, generally identify forward-looking statements.  These forward-looking statements include, among others, statements relating to: IAC’s and/or Halo TopCo, Inc.’s (“NewCo”) future financial performance, IAC’s and/or NewCo’s business prospects, strategy and anticipated trends in the industries in which IAC’s and/or NewCo’s businesses operate, or will operate, and other similar matters.  These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.  In light of these risks and uncertainties, these forward-looking statements may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements.  NewCo will be renamed ANGI Homeservices Inc.

In addition to factors previously disclosed in IAC’s and Angie’s List’s reports filed with the Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance:  (1) the occurrence of any event, change or other circumstances that could give rise to right of one or both of the parties to terminate the Agreement and Plan of Merger, by and between Angie’s List, IAC, NewCo and Casa Merger Sub, Inc., dated as of May 1, 2017 (the “Merger Agreement”); (2) the outcome of any legal proceedings that may be instituted against IAC, NewCo, Merger Sub or Angie’s List; (3) the failure to obtain the necessary stockholder approval or to satisfy any of the other conditions to the proposed transactions on a timely basis or at all; (4) the possibility that the anticipated benefits of the proposed transactions are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the HomeAdvisor business and Angie’s List or as a result of changes in the economy and competitive factors in the areas where the HomeAdvisor business and Angie’s List do business; (5) the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (6) diversion of management’s attention from ongoing business operations and opportunities; (7) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transactions; (8) changes in asset quality and credit risk; (9) the potential liability for a failure to meet regulatory requirements; (10) potential changes to tax legislation; (11) the potential effect of the announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with employees, customers and competitors; (12) the ability to retain key personnel; and (13) changes in local, national and international financial market, insurance rates and interest rates.  Forward looking statements speak only as of the date they are made and IAC, NewCo and Angie’s List do not intend, and undertake no obligation, to update any forward-looking statement.

Important Additional Information

Investors and security holders are urged to carefully review and consider each of IAC’s, NewCo’s and Angie’s List’s public filings with the SEC, including but not limited to, if applicable, their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.  The documents filed by IAC and NewCo with the SEC may be obtained free of charge at IAC’s website at http://www.iac.com or at the SEC’s website at https://www.sec.gov.  These documents may also be obtained free of charge from IAC by requesting them in writing to IAC Investor Relations, 555 West 18th Street, New York, NY 10011, or by telephone at 1-212-314-7400.

The documents filed by Angie’s List with the SEC may be obtained free of charge at Angie’s List’s website at http://www.investor.angieslist.com or at the SEC’s website at https://www.sec.gov.  These documents may also be obtained free of charge from Angie’s List by requesting them in writing to Investor Relations, Angie’s List, Inc., 1030 East Washington Street, Indianapolis, Indiana 46202, or by telephone at 1-888-888-5478.

In connection with the proposed transaction, NewCo intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Angie’s List and a prospectus of NewCo, and each party will file other documents regarding the proposed transaction with the SEC.  Before making any voting or investment decision, investors and security holders of Angie’s List are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive proxy statement/prospectus will be sent to the stockholders of Angie’s List seeking the required stockholder approval.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from IAC or Angie’s List as described in the paragraphs above.

Participants in the Solicitation

IAC, NewCo, Angie’s List and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Angie’s List’s stockholders in connection with the proposed transactions.  Information about the directors and executive officers of IAC is set forth in the definitive proxy statement for IAC’s 2017 annual meeting of stockholders, as previously filed with the SEC on May 1, 2017.  Information about the directors and executive officers of Angie’s List and their ownership of Angie’s List common stock is set forth in the definitive proxy statement for Angie’s List’s 2017 annual meeting of stockholders, as previously filed with the SEC on April 28, 2017.  Angie’s List stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.  Free copies of these documents may be obtained as described in the paragraphs above.